QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2012	2011	2010	2009	2008
Income before provision for income taxes and fixed charges (Note A)	$137,251,581	$136,980,092	$125,706,453	$114,457,760	$108,185,260

Fixed Charges:
Interest on long-term debt	$40,192,347	$42,580,987	$41,958,541	$42,084,023	$36,040,957
Interest on short-term debt	187,132	86,406	630,913	1,124,883	1,853,682
Interest on trust preferred securities	—	—	2,089,583	4,250,000	4,250,000
Other interest	1,087,719	(1,147,472)	(2,332,530)	(680,863)	1,152,588
Rental expense representative of an interest factor (Note B)	5,944,675	6,190,709	5,430,863	6,501,484	6,040,062

TOTAL FIXED CHARGES	$47,411,873	$47,710,630	$47,777,370	$53,279,527	$49,337,289
Ratio of earnings to fixed charges	2.89	2.87	2.63	2.15	2.19

NOTE A:    For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:    One-third of rental expense (which approximates the interest factor).

QuickLinks

  EXHIBIT (12)
Computation of Ratios of Earnings to Fixed Charges